October 24, 2024

Charles Butler
Principal Financial Officer
CoinShares Valkyrie Bitcoin Fund
c/o CoinShares Co.
437 Madison Avenue, 28th Floor
New York, NY 10022

        Re: CoinShares Valkyrie Bitcoin Fund
            Post-Effective Amendment No. 4 to Registration Statement on Form
S-1
            Filed October 4, 2024
            File No. 333-252344
Dear Charles Butler:

       We have reviewed your post-effective amendment and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 4 to Registration Statement on Form S-1 Risk Factors Related to the Bitcoin Network and Bitcoins
Anonymity and illicit financing risk, page 20

1. Please expand your disclosure to describe the AML, KYC and any other procedures conducted by the Sponsor and the Custodians to determine, among other things, whether the counter-party in any transactions is not a sanctioned entity. To the extent that the Sponsor or Custodians may not know the counter-party, please add risk factor disclosure regarding the potential risk of transactions with a sanctioned entity and the impact if such a transaction occurs.
 October 24, 2024
Page 2
The Prime Broker and the Trade Credit Lender
Prime Broker, page 74

2. We note your disclosure that the Prime Broker may be a Bitcoin Trading Counterparty in connection with creations and redemptions of Baskets. Please expand to discuss potential conflicts of interest associated with the Prime Broker acting in these dual capacities and include related risk factor disclosure.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 or Sonia Bednarowski at 202-551-3666
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Morrison C. Warren, Esq.